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                          April 4, 2024

       Kjelti Kellough
       General Counsel
       Getty Images Holdings, Inc.
       605 5th Ave S., Suite 400
       Seattle, Washington 98104

                                                        Re: Getty Images
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2024
                                                            File No. 333-278454

       Dear Kjelti Kellough:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services